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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                MONSANTO COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                                 $2.00 PAR VALUE
                         (Title of Class of Securities)

                             -----------------------
                                     6116621
                                 (Cusip Number)

                             -----------------------
                                 Don W. Schmitz
                               100 Route 206 North
                            Peapack, New Jersey 07977
                             Tel No.: (888) 768-5501
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:
                                Peter R. Douglas
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000

                                December 19, 1999
             (Date of Event which Requires Filing of this Statement)

                             -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: o

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                            Exhibit Index on Page 10

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                                  SCHEDULE 13D

CUSIP No. 6116621                                        Page 2 of 10 Pages



      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pharmacia & Upjohn, Inc.
              I.R.S. Employer Identification No. 98-0155411


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  [ ]
                                                                        (b)  [ ]

      3       SEC USE ONLY

      4       SOURCE OF FUNDS*

              WC

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

               NUMBER OF SHARES               7     SOLE VOTING POWER
          BENEFICIALLY OWNED BY EACH
            REPORTING PERSON WITH                   94,774,810 Shares

                                              8     SHARED VOTING POWER

                                                    -0-

                                              9     SOLE DISPOSITIVE POWER

                                                    94,774,810 Shares

                                             10     SHARED DISPOSITIVE POWER

                                                    -0-

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              94,774,810 Shares

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.0%

     14       TYPE OF REPORTING PERSON*

              CO

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SEC 1746 (9-88) 2 of 10

   Item 1.  Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, $2.00 par value per share (the "Shares"), of Monsanto Company, a Delaware corporation (the "Issuer" or "Monsanto"). The principal executive offices of the Issuer are located at 800 North Lindbergh Blvd., St. Louis, Missouri 63167.

   Item 2.  Identity and Background.

      The name of the person filing this statement is Pharmacia & Upjohn, Inc., a Delaware corporation (the "Company"). The Company is a global pharmaceutical group engaged in the research, development, manufacture and sale of pharmaceutical and healthcare products. The address of the principal business and the principal office of the Company is 100 Route 206 North, Peapack, New Jersey 07977. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Company is set forth on Schedule A.

           During the last five years, neither the Company, nor to the best of its knowledge, any of the persons listed on Schedule A attached hereto nor any other person controlling the Company, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

      As more fully described in Item 4 hereof, the Company has entered into the Monsanto Stock Option Agreement (as defined in Item 4 below) with the Issuer. Pursuant to the Monsanto Stock Option Agreement, Issuer has, among other things, granted the Company an option to acquire the Shares as described below. If the conditions precedent were satisfied to permit the Company to exercise its option to purchase the Shares pursuant to the Monsanto Stock Option Agreement and the Company so exercised that option, the Company currently anticipates that funds for such exercise would be generated by available working capital.

      No monetary consideration was paid by the Company to the Issuer in connection with entering into the Merger Agreement (as defined in Item 4 below) or the Monsanto Stock Option Agreement.

   Item 4.  Purpose of Transaction.

      On December 19, 1999, Monsanto and the Company entered into a Stock Option Agreement, dated as of December 19, 1999 (the "Monsanto Stock Option Agreement") pursuant to which the Issuer granted the Company an option (the "Option") to purchase up to 94,774,810 Shares (the "Option Shares") at a price of $41.75 per Option Share (the "Purchase Price"). The number of Option Shares are subject to adjustment in certain circumstances, provided that the aggregate number of Shares purchasable by the Company upon the exercise of the Option may not exceed 14.9% of the total outstanding Shares immediately prior to the time of such exercise. The Option will, subject to certain limitations, become exercisable upon the occurrence of an event the result of which is that the total fee or fees required to be paid by the Issuer to the Company pursuant to Section 7.2(c) of the Merger Agreement equals $575 million (a "Purchase Event"), as more fully described in the Monsanto Stock Option Agreement and the Merger Agreement. The Monsanto Stock Option Agreement provides that the Issuer may, after the occurrence of a Purchase Event, repurchase all or a portion of the Option for a specified price in cash. In no event may the "Total Profit" (as defined in the Monsanto Stock Option Agreement) of the Company under the Monsanto Stock Option Agreement or Merger Agreement exceed $635 million. No Purchase Event has occurred at the time of this filing.

       The Company has granted to Monsanto a substantially similar option to purchase up to 77,388,932 shares of the Company's common stock, par value $0.01 per share, at an exercise price of $50.25 per share pursuant to a Stock Option Agreement (the "PNU Stock Option Agreement"), the provisions of which substantially correspond to the related provisions of the Monsanto Stock Option Agreement. Reference is hereby made to the Monsanto Stock Option Agreement and the PNU Stock Option Agreement (together, the "Stock Option Agreements"), which are included as Exhibits 2.2 and 2.3 respectively to the Current Report on Form 8-K filed by the Company on December 29, 1999, for the full text of their terms, including the conditions upon which they may be exercised. The Stock Option Agreements are incorporated herein by reference in their entirety.

      The Option was granted by the Issuer as an inducement to the Company to enter into the Agreement and Plan of Merger (the "Merger Agreement") dated as of December 19, 1999, among the Issuer, MP Sub, Incorporated ("Merger Sub") and the Company. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of the Company and the Issuer and various regulatory agencies), Merger Sub will merge with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation") and becoming a wholly-owned subsidiary of the Issuer, and each issued and outstanding share of the Company's common stock (other than those shares owned by the Company or the Issuer) will be converted into the right to receive 1.19 Shares. If the Merger is consummated, the Option cannot be exercised.

      At the effective time of the Merger, Issuer will amend its Articles of Incorporation to (i) reflect a name mutually agreed upon by the Company and the Issuer for the newly combined company ("Newco"), (ii) increase the number of shares of authorized common stock of Newco to 3 billion, (iii) change the par value of Newco's preferred stock to $.01 and (iv) eliminate the requirement that Newco's preferred stock have no more than one vote per share. Newco will also amend and restate its bylaws at the effective time of the Merger.

      If the Merger is consummated, the Board of Directors of Newco will consist of 20 members, with representation equally divided between Issuer and the Company. At the effective time of the Merger, all committees of the Newco Board of Directors will be comprised of an equal number of persons designated by each of the Issuer and the Company. The bylaws of Newco will provide that a person will be eligible to be elected as a director only if nominated by the nominations committee of the Newco Board of Directors or by a shareholder in accordance with the procedures specified in the bylaws.

      At the effective time of the Merger, Issuer's Chairman and Chief Executive Officer, Robert B. Shapiro, will be non-executive Chairman of the Board of Newco and the Company's President and Chief Executive Officer, Fred Hassan, will be Chief Executive Officer of Newco. The bylaws of Newco will provide that if Mr. Hassan is the Chief Executive Officer of Newco 18 months after the effective time of the Merger, Mr. Hassan will at that time become the Chairman and Chief Executive Officer of Newco, unless otherwise determined by 80% of the members of Newco's Board of Directors. The Company and the Issuer intend that the twenty most senior officers of Newco and its subsidiaries shall consist of an equal number of officers from both the Company and the Issuer. Planned key appointments include that of the Issuer's Richard U. De Schutter, as Senior Executive Vice President; the Company's Christopher Coughlin, as Executive Vice President and Chief Financial Officer; the Issuer's Philip Needleman, Ph.D as Chief Scientific Officer; and the Issuer's Hendrik A. Verfaillie as CEO of the agricultural business.

      The Issuer and the Company intend, as promptly as practicable following the effective time of the Merger, that Newco would reorganize the Issuer's agribusiness unit as a direct or indirect subsidiary of Newco and sell up to 19.9% of such subsidiary by means of an initial public offering on the New York Stock Exchange. The Issuer and the Company intend that such subsidiary would have a board of directors at the time of such public offering consisting of three members designated by directors of Newco who are former members of the Board of Directors of the Issuer, three members designated by directors of Newco who are former members of the Board of Directors of the Company and two members who are independent directors and designated by the entire Board of Directors of Newco.

   Item 5.  Interest in Securities of the Issuer.

      Neither the Company nor, to the best knowledge of the Company, any of the persons listed on Schedule A hereto beneficially owns any Shares other than as set forth herein or as listed on Schedule B hereto. Prior to the Option becoming exercisable and being exercised, the Company expressly disclaims beneficial ownership of the Shares which are purchasable by the Company upon the Option becoming exercisable and being exercised. Neither the filing of this

Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Company is the beneficial owner of the Shares subject to the Option for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

           (a) Pursuant to the Option, the Company has an option to purchase up to 94,774,810 Shares at the Purchase Price; provided that in no event will the number of shares for which the Option is exercisable exceed 14.9% of the Shares issued and outstanding at the time of exercise (without giving effect to the Shares issued or issuable under the Option). The Option becomes exercisable under certain conditions described in this Schedule 13D. Based on the number of outstanding Shares on December 16, 1999, as represented by Monsanto in the Merger Agreement, the Company would beneficially own up to 13.0% of the Shares following exercise of the Option.

           (b) The Company would have sole voting and dispositive power with respect to any Shares acquired upon exercise of the Option.

           (c) Except as described in Item 4 hereof or as listed on Schedule B hereto, no transactions in the Shares were effected by the Company, or, to the best knowledge of the Company, any of the persons listed on Schedule A hereto, during the preceding 60 days.

           (d) Until the Option is exercised (if at all), the Company has no right to receive dividends from, or the proceeds from the sale of, the Shares subject to the Option. If the Option is exercised by the Company, the Company or its designee, if any, would have the sole right to receive dividends on the Shares acquired pursuant thereto.

           (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Except for the Merger Agreement and the Stock Option Agreements, to the best knowledge of the Company, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      Item 7.  Material to be Filed as Exhibits.

      Exhibit 1: Agreement and Plan of Merger, dated as of December 19, 1999 by and among Monsanto, Merger Sub, and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company dated December 29, 1999).

      Exhibit 2: Stock Option Agreement, dated as of December 19, 1999, between
                 Monsanto, as issuer, and the Company, as grantee (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Company dated December 29, 1999).

      Exhibit 3: Stock Option Agreement, dated as of December 19, 1999, between the Company, as issuer, and Monsanto, as grantee (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of the Company dated December 29, 1999).

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 29, 1999

                                          PHARMACIA & UPJOHN, INC.

                                          By:  /s/   Don W. Schmitz
                                             --------------------------------
                                             Name:  Don W. Schmitz
                                             Title: Vice President, Associate
                                                    General Counsel and
                                                    Corporate Secretary

                                                                  SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF PHARMACIA & UPJOHN, INC.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Pharmacia & Upjohn, Inc. (the "Company") are set forth below. The business address for each person listed below is c/o Pharmacia & Upjohn, Inc., 100 Route 206 North, Peapack, New Jersey 07977.

                                                                 Title, Present Principal Occupation
                      Name                                         or Employment and Citizenship
-----------------------------------------------------  ---------------------------------------------------------------

Fred Hassan........................................... President, Chief Executive Officer and Director of the Company.
                                                       Mr. Hassan is a citizen of the United States.

Soren Gyll............................................ Chairman of the Board.  Retired (former President and Chief
                                                       Executive Officer of AB Volvo, an automobile manufacturer).  Mr.
                                                       Gyll is a citizen of Sweden.

Frank C. Carlucci..................................... Director.  Chairman of the Carlyle Group, a merchant bank.  Mr.
                                                       Carlucci is a citizen of the United States.

Gustaf Douglas........................................ Director.  Chairman of Investment AB Latous, an investment holding company.  Mr. Douglas is a citizen of Sweden.

M. Kathryn Eickhoff................................... Director.  President of Eickhoff Incorporated, economic consultants.
                                                       Ms. Eickhoff is a citizen of the United States.

Berthold Lindqvist.................................... Director.  Retired (former President and Chief Executive Officer of
                                                       Gambro AB, a global medical technology company).  Mr. Lindqvist is a citizen of Sweden.

Olof Lund............................................. Director.  Retired (former President and Chief Executive Officer of
                                                       Celsius Industrier AB, a defense manufacturing company).  Mr. Lund is a citizen of Sweden.

C. Steven McMillan.................................... Director.  President and Chief Operating Officer of Sara Lee
                                                       Corporation, a consumer goods company.  Mr. McMillan is a citizen of the United States.

William U. Parfet..................................... Director.  Co-Chairman of MPI Research, LLC, a pre-clinical toxicology and clinical pharmaceutical testing laboratory.  Mr. Parfet is a citizen of the United States.

Ulla Reinius.......................................... Director.  President of U. Reinius Finansfakta AB, publisher and financial information consultant.  Ms. Reinus is a citizen of Sweden.

Bengt Samuelsson, M.D................................. Director.  Professor of Medical and Physiological Chemistry, and,
                                                       formerly, President, Karolinska Institute.  Mr. Samuelsson is a citizen of Sweden.

Morton L. Topfer...................................... Director.  Retired (former Vice Chairman of Dell Computer
                                                       Corporation, a computer manufacturer).  Mr. Topfer is a citizen of the United States.

Goran A. Ando, M.D.................................... Executive Vice President and President, Research & Development o
                                                       the Company.  Mr. Ando is a citizen of the United States.

Hakan Astrom.......................................... Senior Vice President, Corporate Strategy and Investor Relations of
                                                       the Company.  Mr. Astrom is a citizen of Sweden.

                                  Page 7 of 10






Richard T. Collier.................................... Senior Vice President and General Counsel of the Company.
                                                       Mr. Collier is a citizen of the United States.

Christopher J. Coughlin............................... Executive Vice President and Chief Financial Officer of the
                                                       Company.  Mr. Coughlin is a citizen of the United States.

Paul L. Matson........................................ Senior Vice President, Human Resources of the Company.
                                                       Mr. Matson is a citizen of the United States.

Mats G. Pettersson.................................... Senior Vice President, Mergers & Acquisitions of the Company.
                                                       Mr. Pettersson is a citizen of the United States.

Timothy G. Rothwell................................... Executive Vice President and President, Global Pharmaceutical
                                                       Operations of the Company.  Mr. Rothwell is a citizen of the United
                                                       States.

Carrie Smith Cox...................................... Executive Vice President and Head, Global Business Management of
                                                       the Company.  Ms. Smith Cox is a citizen of the United States.

                                                                     SCHEDULE B

                   BENEFICIAL OWNERSHIP OF SHARES OF MONSANTO

      Fred Hassan, the Chief Executive Officer of the Company, may be deemed to be the beneficial owner of 4,400 shares of the common stock of Monsanto that are beneficially owned by his spouse. These shares were purchased more than 60 days prior to December 29, 1999, the date of filing of the Schedule 13D to which this Schedule B is attached (the "Schedule 13D"). Mr. Hassan disclaims beneficial ownership of such Shares.

                                INDEX OF EXHIBITS

1. Agreement and Plan of Merger, dated as of December 19, 1999, by and among Monsanto Company, MP Sub, Incorporated and Pharmacia & Upjohn, Inc. (incorporated by reference to exhibit 2.1 to the Current Report on Form 8-K of the Company dated December 29, 1999).

2. Stock Option Agreement, dated as of December 19, 1999, between Monsanto Company, as issuer, and Pharmacia & Upjohn, Inc., as grantee (incorporated by reference to exhibit 2.2 to the Current Report on Form 8- K of the Company dated December 29, 1999).

3. Stock Option Agreement, dated as of December 19, 1999, between Pharmacia & Upjohn, Inc., as issuer, and Monsanto Company, as grantee (incorporated by reference to exhibit 2.3 to the Current Report on Form 8-K of the Company dated December 29, 1999).